UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

SHORETEL, INC.

(Name of Subject Company)

SHORETEL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Donald Joos

President and Chief Executive Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (844) 746-7383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel, Inc. (the “Company”) with the Securities and Exchange Commission on August 17, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shelby Acquisition Corporation (“Offeror”), a wholly owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $7.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Offeror dated August 17, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection immediately prior to the section beginning with the heading “Forward-Looking Statements”:

“Extension of the Offer

On September 18, 2017, Mitel announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on September 22, 2017, unless the Offer is further extended or earlier terminated. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on September 18, 2017.

The Depositary and Paying Agent has advised Mitel that, as of 5:00 p.m., New York City time, on September 18, 2017, 58,298,389 Shares, representing approximately 84.15% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn.

The full text of the press release issued by Mitel announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(K) and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release issued by Mitel on September 18, 2017 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on September 18, 2017)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule 14D-9 is true, complete and correct.

Dated: September 18, 2017

SHORETEL, INC.

By:	/s/ DONALD JOOS
Name: Donald Joos Title: Chief Executive Officer